UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO             .

COMMISSION FILE NO. 0-21911

SYNTROLEUM 401(k) PLAN

4322 South 49th West Ave.

Tulsa, Oklahoma 74107

(Full title of the plan and address of the plan)

SYNTROLEUM CORPORATION

Delaware	73-1565725
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4322 South 49th West Ave.

Tulsa, Oklahoma 74107

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

SYNTROLEUM 401(k) PLAN

INDEX TO REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

i

Report of Independent Registered Public Accounting Firm

Participants and Administrator

Syntroleum 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Syntroleum 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Syntroleum 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

Tulsa, Oklahoma

July 13, 2007

SYNTROLEUM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2006	December 31, 2005
INVESTMENTS:
Cash and cash equivalents, at fair value	$27,075	$—
Pooled separate accounts, at fair value	—	3,100,446
Mutual funds, at fair value	2,344,552	—
Common collective trusts, at fair value	1,608,930	—
Syntroleum Corporation common stock, at fair value	98,417	—
Participant loans, at cost	100,325	33,558

	4,179,299	3,134,004

RECEIVABLES:
Accrued Income	3,386	—
Employer, Syntroleum Corporation common stock	72,403	—

	75,789	—

TOTAL NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	4,255,088	3,134,004
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COLLECTIVE TRUST RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	3,410	—

NET ASSETS AVAILABLE FOR BENEFIT	$4,258,498	$3,134,004

The accompanying notes are an integral part of these financial statements.

SYNTROLEUM 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions-
Participant	$625,402	$496,484
Rollover	174,781	105,741
Employer, Syntroleum Corporation common stock	282,533	—

Total contributions	1,082,716	602,225

Investment income-
Net appreciation in fair value of investments	453,341	225,473
Interest and other income	42,187	313

Total investment income	495,528	225,786

Total additions	1,578,244	828,011

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	453,323	95,752
Administrative expenses	427	288

Total deductions	453,750	96,040

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,124,494	731,971

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,134,004	2,402,033

End of year	$4,258,498	$3,134,004

The accompanying notes are an integral part of these financial statements.

SYNTROLEUM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

1. DESCRIPTION OF PLAN

The following description of the Syntroleum 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan is a defined contribution plan covering virtually all employees of Syntroleum Corporation and its wholly-owned subsidiaries (collectively referred to as the Company) who have met the eligibility requirements. Leased employees, reclassified employees and interns are not eligible to participate in the Plan. Employees of the Company may participate in the Plan upon employment with the Company. Participants are eligible for Company matching and profit sharing contributions upon employment provided the participant is employed on the last day of the Plan Year Quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute, on a pre-tax basis, up to 100% of eligible annual compensation as defined in the Plan, subject to a dollar limit specified each calendar year. Participant deferrals are intended to qualify as elective contributions under Section 401(k) of the Internal Revenue Code (“IRC”). Participants may roll over contributions from other qualified plans and certain IRAs to the Plan. The Company may make discretionary matching and profit sharing contributions to the Plan. For the Plan Year ended December 31, 2006, only participants who are employed on the last day of the Plan Year Quarter are eligible for profit sharing and Company matching contributions. For the year ended December 31, 2006, the Company made matching contributions in the form of Syntroleum Corporation Common Stock of approximately $210,000. An additional $72,000 was accrued for the fourth quarter 2006 Company match in Syntroleum Corporation common stock that was paid in January 2007. For the Plan Year ended December 31, 2005, only participants who completed more than 500 hours of service during the Plan year or were employed on the last day of the Plan Year were eligible for profit sharing and Company matching contributions. For the Plan Year ended December 31, 2005 no profit sharing or Company matching contributions were made to the Plan.

Up until June 30, 2006, the Plan’s investments consisted primarily of pooled separate accounts. From July 1, 2006, the Plan’s investments consisted of common collective trusts and mutual funds. Effective July 1, 2006 the Plan was amended to change the record-keeper and asset custodian to Bank of Oklahoma, N.A. Prior to July 1, 2006, AXA Equitable Life Insurance Company (“AXA Equitable”) was the record-keeper of the Plan as agent for Chase Manhattan Bank (“Chase”), the asset custodian of the Plan. All funds are directed by the participants. Contributions may be divided among the funds in 1% increments. Investment allocations may be changed at any time.

Vesting

Participants are vested immediately in their contributions plus or minus actual earnings or losses thereon. Effective July 1, 2006, Participants are immediately 100% vested in all employer contributions. For the Plan Year ended December 31, 2005, vesting in Company matching or profit sharing contributions was based on years of service. A participant became 20% vested after two years of service and continued to vest at 20% each year until fully vested after six years. Upon retirement, death, disability or attainment of age 55, a participant became 100% vested in his or her Company contributions.

Withdrawals

Upon separation from service, a participant may elect to receive a lump-sum amount equal to the vested balance in his or her account. Upon termination of employment, should a participant’s vested interest in the Plan be more than $5,000, the participant must consent to the distribution before it is made. If a participant’s vested interest in the Plan is less than $5,000, but more than $1,000, the amount will be automatically rolled over to an individual retirement account unless elected otherwise by the participant. If a participant’s vested interest in the Plan is $1,000 or less, a lump–sum cash distribution will be made.

Lump-sum hardship distributions are allowed from a participant’s elective contributions in certain circumstances.

Participant Loans

A participant in the Plan may request a loan of, at a minimum, $1,000, up to a maximum equal to the lesser of: (1) 50% of the participant’s vested account balance or (2) $50,000. The repayment terms of loans may not exceed five years except for loans used to acquire a participant’s principal residence. Each loan bears interest at a rate determined by the plan administrator, which, during 2006 and 2005, was the prime rate at the time the loan was made plus 1% (5.25% to 9.50% for loans outstanding at December 31, 2006). Participants are limited to one outstanding loan.

Related Party Transactions

Certain Plan investments are in shares of pooled separate accounts managed by AXA Equitable during 2005 and until June 30, 2006 or common collective trusts managed by Bank of Oklahoma, N.A. from July 1, 2006 to December 31, 2006. Transactions in such pooled separate accounts or common collective trusts qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $467 and $4,654 for the years ended December 31, 2006 and 2005, respectively, and are included in net appreciation in fair value of investments in the statements of changes in net assets available for benefits, as the fees represent commission on investment transactions. The Company made matching contributions in 2006 in Syntroleum Corporation common stock. The fair market value of Syntroleum Corporation common stock credited to participants’ accounts as of December 31, 2006 and 2005 were approximately $98,000 and $0, respectively. Participant loans in the Plan as of December 31, 2006 and 2005 were approximately $100,000 and $34,000, respectively.

Plan Termination

The Company has not expressed any intent to terminate the Plan, but reserves the right to terminate it at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

Forfeitures

Forfeitures of nonvested accounts are first used to pay administrative expenses of the Plan and then are used to reduce Company contributions. As of December 31, 2006 and 2005, there were no forfeited nonvested accounts. During the years ended December 31, 2006 and 2005, no forfeitures were used to offset administrative expenses or Company contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching and profit sharing contributions, if any, and an allocation of plan earnings and losses and administrative expenses. Administrative expenses not paid by the Company and plan earnings and losses are allocated to each participant’s account according to the ratio of the balance in the participant’s account to the balance in all participants’ accounts. Profit sharing contributions are allocated based on the participants’ total compensation with no limit in 2006 and not to exceed 3% of such compensation in 2005.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively and had no impact to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Pooled separate accounts and common collective trusts are valued at the net asset market value of shares held by the Plan at year end. Participant loans are valued at their unpaid principal balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

The investments in the fully benefit-responsive investment contracts included in the collective trusts are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The Plan’s interest in the collective trust is valued based on information reported by the trustee using the audited financial statements of the collective trust at year-end.

The Plan provides for investments in various investment securities, which, in general, are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

Certain administrative expenses of the Plan are paid directly by the Company. During 2006 and 2005, the Company paid $2,300 and $2,000 in administrative expenses on behalf of the Plan. The Company does not seek reimbursement from the Plan for these expenses.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of:

	December 31, 2006	December 31, 2005
Janus Overseas Fund	$775,932	$447,619
Vanguard 500 Index	446,284	*
MAP Growth Fund	443,156	*
MAP Moderate Growth Fund	409,579	*
American Beacon Large Cap Value Fund	318,664	*
First American Mid Cap Growth Opportunities Fund	284,904	*
Goldman Sachs High Yield Fund	251,552	*
ABN AMRO Income Plus Fund	215,434	*
International Strategic Allocation Fund	214,659	*
SSgA S&P 500 Index Fund	*	577,804
Money Market Portfolio	*	277,846
Neuberger & Berman Focus Trust	*	257,998
Janus Fund	*	239,875
Neuberger & Berman Partners Trust	*	181,420
Franklin Custodian Funds – U.S. Government Securities Series	*	167,726
Alliance Small Cap Growth	*	157,228
Janus Balanced Fund	*	157,056

*	Investment is less than 5% of the Plan’s net assets at the date indicated.

For the year ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $453,341 and $225,473, respectively. The Syntroleum Corporation common stock available for benefits for the year ended December 31, 2006 depreciated in value by $28,793. There was no Syntroleum Corporation common stock available for benefits for the year ended December 31, 2005.

4. INCOME TAX STATUS

From January 1, 2006 to June 30, 2006, the Plan was a standardized prototype plan of AXA Equitable, which has received a determination letter from the Internal Revenue Service, dated February 5, 2002, stating that the prototype plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Effective July 1, 2006, the Company approved the adoption of the Bank of Oklahoma, N.A. standardized prototype plan. The prototype plan has received a favorable determination letter from the Internal Revenue Service dated August 30, 2001, stating that the form of the Plan is acceptable under Section 401 of the IRC for use by employers for the benefit of their employees. However, the determination letter is not an individualized determination that the Plan is qualified under Section 401(a) of the Internal Revenue Code. Additionally, effective July 1, 2006 the Plan was amended to change the record-keeper and asset custodian to Bank of Oklahoma, N.A.

The Company is aware of certain operational issues during 2006 and 2005. The plan administrator believes all necessary actions will be taken to maintain the qualified status of the Plan and therefore, no provision for income taxes has been included in the Plan’s financial statements.

5. PLAN AMENDMENTS

Effective July 1, 2006, the Plan adopted an amendment to include the ability to invest in qualifying employer securities, as defined in Section 407(d)(5) of ERISA, which specifically includes the common stock of the Company (“Common Stock”). The Plan will include investments in shares of Common Stock to the extent that such shares are contributed by the Company as a matching or profit sharing contribution. No purchases of Common Stock shall be permitted.

Effective March 28, 2005, the Plan’s automatic rollover provisions were amended. Upon termination of employment, should a participant’s vested interest in the Plan be less than $5,000, but more than $1,000, the amount will be automatically rolled over to an individual retirement account unless elected otherwise by the participant.

Effective January 1, 2005, the Company modified the definition of compensation for purposes of contributions and nondiscrimination testing under the Plan to exclude reimbursements or other expense allowances, fringe benefits (cash and non-cash), moving expenses, deferred compensation (but not stock option gains) and welfare benefits.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$4,258,498
Less: Adjustment from fair value to contract value for fully benefit-responsive contracts	3,410

Net assets available for benefits per the Form 5500	$4,255,088

The following is a reconciliation total additions per the financial statements to total income to the Form 5500:

Total additions per the financial statements	$1,578,244
Less: Adjustment from fair value to contract value for fully benefit-responsive contracts	3,410

Total income per the Form 5500	$1,574,834

7. SUBSEQUENT EVENTS

Subsequent to December 31, 2006, the Plan amended the normal retirement age from 55 to 50. This change was effective for the period beginning January 1, 2007.

Syntroleum 401(k) Plan

Schedule H, Line 4i – Schedule of assets (held at end of year)

EIN #: 73-1565725; Plan #: 001

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Cash and cash equivalents	Cash	$27,075
*	BOK International Strategic Allocation	Common Collective Trust	214,659
*	BOK Small Cap Strategic Allocation	Common Collective Trust	51,638
*	BOK Fixed Income Strategic Allocation	Common Collective Trust	11,062
*	MAP Conservative Units	Common Collective Trust	40,488
*	MAP Balanced Units	Common Collective Trust	10,264
*	MAP Moderate Growth Funds	Common Collective Trust	409,579
*	MAP Growth Fund	Common Collective Trust	443,156
*	MAP Aggressive Growth Units	Common Collective Trust	212,650
	American Beacon Large Cap Value Fund	Mutual Fund	318,664
	First American Mid Cap Growth Opportunities Fund	Mutual Fund	284,904
	American Funds: Growth Fund of America	Mutual Fund	42,198
	Janus Overseas	Mutual Fund	775,932
	Franklin Mutual Beacon-A	Mutual Fund	77,797
	Neuberger Berman Partners Trust	Mutual Fund	147,221
	Vanguard 500 Index	Mutual Fund	446,284
	ABN AMRO Income Plus Fund	Common Collective Trust	215,434
	Goldman Sachs High Yield Fund	Mutual Fund	251,552
*	Syntroleum Corporation	Common Stock	98,417
*	Various Plan participants	Participant loans, with interest rates from 5.25% to 9.50% with various maturities	100,325

			$4,179,299

* Parties-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SYNTROLEUM 401(k) PLAN

Date: July 13, 2007	By:	/s/ Richard Edmonson
Richard Edmonson
Senior Vice President, General Counsel, Corporate Secretary and Plan Administrator